SUB-ITEM 77I:  Terms of new or amended securities

77I(b) - Attached are the Class A Shares, Class B Shares, Class C Shares, Class T Shares and Institutional/Wealth Shares Exhibits to the Multiple Class Plan of Federated Municipal Bond Fund, Inc. The information contained in the attached Exhibit serves as the description of the Shares as required by this Item.